Exhibit 99.1

MANAGEMENT’S DISCUSSION AND ANALYSIS

The following Management Discussion and Analysis (“MD&A”) contains information regarding the financial position and financial performance of Algoma Steel Group Inc. and its consolidated subsidiaries and unless the context otherwise requires, all references in this section to “Algoma,” “the Company,”, “we,” “us,” or “our” refer to Algoma Steel Group Inc. and its consolidated subsidiaries.

The following MD&A provides Algoma management’s perspective on the financial position and financial performance of the Company and its consolidated subsidiaries for the three and six month periods ended September 30, 2021 and September 30, 2020. This MD&A provides information to assist readers of, and should be read in conjunction with, the Company’s September 30, 2021 condensed interim consolidated financial statements and the accompanying notes of the Company and the March 31, 2021 audited consolidated financial statements and the accompanying notes of the Company.

This discussion of the Company’s business may include forward-looking information with respect to the Company, including its operations and strategies, as well as financial performance and conditions, which are subject to a variety of risks and uncertainties. Readers are directed to carefully review the sections entitled “Non-IFRS Financial Measures” included elsewhere in this MD&A. For a discussion of risks and uncertainties that may affect the Company and its financial position and results, refer to “Risk Factors” in the Company’s Form F-1 registration statement available on the EDGAR website at www.sec.gov as well as in the long form final prospectus dated October 19, 2021 available through under Company’s profile on the SEDAR website at www.sedar.com.

This MD&A is dated as of November 10, 2021. This document has been reviewed by the Audit Committee and approved and authorized for issue by the Board of Directors on November 10, 2021. Events occurring after this date could render the information contained herein inaccurate or misleading in a material respect.

Non-IFRS Financial Measures

In this MD&A we use certain non-IFRS measures to evaluate the performance of the Company. These terms do not have any standardized meaning prescribed within IFRS and, therefore, may not be comparable to similar measures presented by other companies. Rather, these measures are provided as additional information to complement those IFRS measures by providing a further understanding of our financial performance from management’s perspective. Accordingly, they should not be considered in isolation nor as a substitute for analysis of our financial information reported under IFRS. As described below, the term “Adjusted EBITDA” is a financial measure utilized by Algoma in reporting its financial results that is not defined by IFRS. The terms “Net Sales Realization” (“NSR”) and “Cost Per Ton of Steel Products Sold” are financial measures utilized by Algoma in reporting its financial results that are not defined by IFRS. Net Sales Realization, as defined by Algoma, refers to steel revenue less freight per steel tons shipped. Net Sales Realization is included because it allows management and investors to evaluate our selling prices per ton of steel products sold excluding geographic impact of freight charges in order to enhance comparability when comparing our sales performance to that of our competitors. Cost Per Ton of Steel Products Sold, as defined by Algoma, refers to cost of steel revenue less freight, amortization and carbon tax (included in cost of steel revenue) per steel tons shipped. Cost Per Ton of Steel Products Sold allows management and investors to evaluate the Company’s cost of steel products sold on a per ton basis, excluding the items that we exclude when calculating Adjusted EBITDA, to evaluate our operating performance and to enhance the comparability of our costs over different time periods. We consider each of Net Sales Realization and Cost Per Ton of Steel Products Sold to be meaningful measures to assess our operating performance in addition to IFRS measures. A reconciliation of each of Net Sales Realization and Cost Per Ton of Steel Products Sold to their most comparable IFRS financial measures are contained in this MD&A.

Adjusted EBITDA, as defined by the Company, refers to net (loss) income before amortization of property, plant, equipment and amortization of intangible assets, finance costs, interest on pension and other post-employment benefit obligations, income taxes, restructuring costs, foreign exchange loss (gain), finance income, carbon tax, share-based compensation related to performance share units and business combination adjustments. Adjusted EBITDA margin is calculated by dividing Adjusted EBITDA by revenue for the corresponding period. Adjusted EBITDA per ton is calculated by dividing Adjusted EBITDA by tons of steel products sold for the corresponding period. Adjusted EBITDA is not intended to represent cash flow from operations, as defined by IFRS, and should not be considered as alternatives to net earnings, cash flow from operations, or any other measure of performance prescribed by IFRS. Adjusted EBITDA, as defined and used by the Company, may not be comparable to Adjusted EBITDA as defined and used by other companies. We consider Adjusted EBITDA to be a meaningful measure to assess our operating performance in addition to IFRS measures. These measures are included because we believe it can be useful in measuring our operating performance and our ability to expand our business and provide management and investors with additional information for comparison of our operating results across different time periods and to the operating results of other companies. Adjusted EBITDA is also used by analysts and our lenders as a measure of our financial performance. In addition, we consider Adjusted EBITDA margin and Adjusted EBITDA per ton to be useful measures of our operating performance and profitability across different time periods that enhance the comparability of our results. For a reconciliation of Adjusted EBITDA to its most comparable IFRS financial measures, see “Results of Operations – Adjusted EBITDA” presented in this MD&A.

Adjusted EBITDA, Net Sales Realization and Cost Per Ton of Steel Products Sold have limitations as analytical tools and should not be considered in isolation from, or as alternatives to, net income, cash flow from operations or other data prepared in accordance with IFRS. Some of these limitations are:

•	they do not reflect cash outlays for capital expenditures or contractual commitments;

•	they do not reflect changes in, or cash requirements for, working capital;

•	they do not reflect the finance costs, or the cash requirements necessary to service interest or principal payments on indebtedness;

•	they do not reflect income tax expense or the cash necessary to pay income taxes;

•	they do not reflect interest on pension and other post-employment benefit obligations;

•

although depreciation and amortization are non-cash charges, the assets being depreciated and amortized will often have to be replaced in the future, and Adjusted EBITDA does not reflect cash requirements for such replacements;

•	they do not reflect the impact of earnings or charges resulting from matters we believe not to be indicative of our ongoing operations; and

•	other companies, including other companies in our industry, may calculate this measure differently than as presented in by us, limiting their usefulness as a comparative measure.

Because of these limitations, such measures should not be considered as measures of discretionary cash available to invest in business growth or to reduce indebtedness. We compensate for these limitations by relying primarily on our IFRS results using such measures only as a supplement to such results.

Functional Currency

The Company’s functional currency is the US dollar which reflects the Company’s operational exposure to the US dollar. The Company uses the Canadian dollar as its presentation currency. In accordance with IFRS, all amounts presented are translated to Canadian dollars using the current rate method whereby all revenues, expenses and cash flows are translated at the average rate that was in effect during the period or presented at their Canadian dollar transactional amounts and all assets and liabilities are translated at the prevailing closing rate in effect at the end of the period. Equity transactions have been translated at historical rates. The resulting net translation adjustment has been recorded in other comprehensive income. Unless otherwise stated, the figures included in this MD&A are stated in Canadian dollars.

The currency exchange rates for the relevant periods of fiscal 2022 and fiscal 2021 are provided below:

	Average Rate		Period End Rate
	FY 2022	FY 2021	FY 2022	FY 2021
April 1 to June 30	1.2280	1.3859	1.2394	1.3576
July 1 to September 30	1.2601	1.3316	1.2741	1.3319

Overview of the Business

Algoma Steel Group Inc., formerly known as 1295908 B.C. Ltd., was incorporated on March 23, 2021 under the BCA for the purpose of purchasing Algoma Steel Holdings Inc. under section 85(1) of the Income Tax Act (Canada), effecting the purchase on an income tax-deferred basis. A purchase agreement between the Company and Algoma Steel Intermediate S.A R.L. (the “Vendor”) was executed March 29, 2021, whereby the Vendor sold its equity holdings in the capital of Algoma Steel Holdings Inc. to the Company. The transaction resulted in the Vendor transferring its 100,000,001 common shares of Algoma Steel Holdings Inc. to the Company in exchange for 100,000,000 common shares of the Company.

Algoma Steel Inc., the operating company and a wholly owned subsidiary of Algoma Steel Holdings Inc., was incorporated on May 19, 2016 under the BCA, for the purpose of purchasing substantially all of the operating assets and liabilities of Essar Steel Algoma Inc. The Company is an integrated steel producer with its active operations located entirely in Canada. The Company produces sheet and plate products that are sold primarily in North America.

Subsequent Events

On May 24, 2021, the Company entered into a Merger Agreement, by and among the Company, a wholly-owned subsidiary of the Company (“Merger Sub”) and Legato Merger Corp. (“Legato”). On October 19, 2021 (the “Closing”), the merger of Merger Sub and Legato pursuant to the Merger Agreement (the “Merger”) was completed, with Legato becoming a wholly-owned subsidiary of the Company and the stockholders of Legato becoming shareholders of the Company. Pursuant to the Merger Agreement, the Company effected a reverse stock split such that each outstanding common share became such number of common shares, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement) each valued at $10.00 per share. Further, each outstanding vested LTIP award issued by Algoma Steel Holdings Inc. was exchanged for a replacement LTIP award issued by the Company (“Replacement LTIP Awards”). Following the stock split and LTIP exchange, there were approximately 75.0 million common shares outstanding on a fully-diluted basis.

Pursuant to the Merger, each outstanding share of Legato common stock was converted into and exchanged for the right to receive one newly issued common share of the Company and each outstanding Legato warrant was converted into an equal number of Company warrants. Each of the Company’s warrants are exercisable for one common share in the Company at US$11.50 per share, subject to adjustment, with the exercise period beginning on November 18, 2021.

In addition, pursuant to the Merger Agreement, holders of the Company’s common shares and each holder of Replacement LTIP Awards were granted or issued the contingent right to receive their pro rata portion of up to 37.5 million common shares of the Company if certain targets based on Earnout Adjusted EBITDA (as defined in the Merger Agreement) and the trading price of the Company’s common shares are met.

Concurrent with the execution of the Merger Agreement, the Company and Legato entered into subscription agreements with certain investors (the “PIPE Investors”) pursuant to which the PIPE Investors agreed to purchase, and the Company and Legato agreed to issue to the PIPE Investors, an aggregate of 10,000,000 common shares of Legato common stock, for the purchase price of US$10.00 per share and at an aggregate purchase price of US$100,000,000 (the “PIPE Investment”) on closing. Those PIPE Investors that subscribed for Legato common stock exchanged their PIPE shares for common shares pursuant to the PIPE subscription agreements immediately prior to the Merger. After giving effect to such exchange a total of 10,000,000 common shares of the Company were issued in the PIPE Investment.

Further, in connection with the Merger, the Company paid transaction fees of approximately $27.3 million and incurred a listing expense of $84.5 million comprising the difference between the fair value of the Company’s common shares issued to Legato stockholders and the fair value of the net assets of Legato acquired by the Company. Following the consummation of the Merger on the Closing Date, Legato was dissolved and its assets and liabilities were distributed to the Company.

On October 27, 2021, Algoma Steel Inc., a subsidiary of the Company announced that it entered into a joint venture with Triple M Metal LP (“Triple M”), one of North America’s largest privately-owned ferrous and non- ferrous metal recycling companies, establishing a jointly owned company known as ATM Metals Inc. The new entity is expected to source prime scrap metal and other iron units to meet the Company’s business needs, including in connection with its potential transformation to electric arc steelmaking.

The Company’s current Chief Executive Officer, Michael McQuade, joined the board of directors of Algoma Steel Inc. following the restructuring of the company under the Companies’ Creditors Arrangement Act. Mr. McQuade became Chief Executive of Algoma Steel Inc. in March 2019 following the termination of the previous Chief Executive Officer. Mr. McQuade has informed the Algoma Steel Inc. board of directors that, while he is pleased to continue serving as a director of Algoma, he is considering retiring from the Chief Executive Officer position in the next 12 months. Mr. McQuade has committed to remain as Chief Executive Officer until a successor is identified, and will remain as Chief Executive Officer of Algoma to commence the Electric Arc Furnace (“EAF”) transformation process, and thereafter it is expected that he will continue to serve as a director of Algoma. The Algoma board of directors has retained an internationally recognized search firm to assist the board in hiring a successor to Mr. McQuade with a current intention that a new CEO candidate will be identified by the end of 2021.

On October 27, 2021, Algoma announced that its Chief Commercial Officer, Robert Dionisi, will be retiring effective May 1, 2022. Algoma has identified Rory Brandow, Algoma’s current Director of Regional Sales, to succeed Robert as Vice President of Sales.

On November 10, 2021, the Company’s Board of Directors authorized the Company to construct two new state-of-the art electric-arc-furnaces to replace its existing blast steelmaking operations. The transformation is expected to reduce Algoma’s carbon emissions by approximately 70%. The Company plans to invest approximately $700 million in the EAF transformation, funded with previously announced financing commitments and the proceeds from the Merger. The Company anticipates a 30-month construction phase for the EAF facility, coming online in 2024, and expects to transition away from blast furnace steelmaking thereafter as more electric power on the grid supplying the Company becomes available.

Further, on November 10, 2021, the Board of Directors approved a plan to repay the Secured Term Loan and Algoma Docks Term Loan Facilities in full.

Factors Affecting Financial Performance

The Company’s profitability is correlated to the pricing of steel, ore, coal and energy and the existence of tariffs on its sales outside of Canada. Changes in the underlying pricing of the Company’s steel products and raw materials, and changes in tariffs on sales outside of Canada cause variation in operating results between periods. During periods of stronger or improving steel market conditions, the Company is more likely to be able to pass the increased costs of ore, coal and energy to its customers, protecting the Company’s margins from significant erosion. During weaker or rapidly deteriorating steel market conditions, including due to weak steel demand, low industry utilization rates and/or increasing steel product imports, the competitive environment intensifies which results in increased pricing pressure. All of those factors, to some degree, impact pricing, which in turn impacts margins.

Steel pricing is largely dependent on global supply, the level of steel imports into North America and economic conditions in North America. Global steel production overcapacity continues to be a long-term challenge. Steel production in China rose in 2020, going from approximately 1.10 billion tons in 2019 to approximately 1.16 billion tons in 2020—an increase of 5.5%. As a result, China’s share of global crude steel production rose from 53.3% in 2019 to 56.6% in 2020 (source: Worldsteel Association “2021 World Steel in Figures” and Worldsteel Association “2020 World Steel in Figures”). This trend continued for the first eight months of 2021 as steel production in China rose 5.3% with China producing 733.0 million tons in this period (source: Worldsteel Association Press Release “August 2021 crude steel production” September 23, 2021). The OECD projects that global excess steel production capacity was approximately 776 million tons in 2020, up from 624 million tons at the end of 2019, which was itself up significantly from the prior year.

COVID-19 Pandemic

On March 11, 2020, the coronavirus (COVID-19) was declared a pandemic by the World Health Organization. Concerns about the spread of the virus, and measures taken to control the spread of the virus have negatively affected economies globally and upset normal commercial patterns. The manufacture of steel was deemed an essential service by the government of Ontario, Canada, and as a result, operations at the Company have been ongoing since the onset of the COVID-19 pandemic.

From the onset of this global health crisis, management, has worked in close consultation with public health officials, to implement extensive preventative measures and safety protocols. Management has continued to adjust and refine preventative measures throughout this health crisis as regulations and best practice evolve. These measures include:

•	Mandatory self-attestation and restricted eligibility for work for employees that fall under a self-isolation or quarantine scenario;

•	Mandatory mask use in all shared areas;

•	Visitor restrictions and protocols;

•	Contractor self-attestation and pre-screening;

•	Heightened sanitation protocols, including rotating deep cleaning measures;

•	Immediate intensive sanitation of an area where a worker has displayed symptoms;

•	Physical distancing protocols for employees and essential service providers, including truck drivers and couriers;

•	Staggered shift starts, lunches and breaks to reduce congestion in welfare facilities and lunchrooms;

•	Mandatory personal protective equipment, including respirator, disposable coveralls, safety glasses, masks, when working within two metres of another person.

•	On-site worker transportation limit of two persons per vehicle, with mask usage;

•	Revised vendor delivery protocols to provide for contactless delivery and maintain social distancing;

•	Transitioned paper processes online;

•	Facilitated work from home arrangements;

•	Redesigned work station layout to provide for adequate spacing and limited pulpit occupancy;

•	Directed teams to hold meetings via teleconference and video conference;

•	Online training delivery; and

•	An Employee Hotline where employees can call twenty-four hours a day with any questions or concerns.

At the onset of the COVID-19 pandemic, measures were taken to safeguard the Company’s liquidity position. The Company’s liquidity position has continued to improve over the last six months. At September 30, 2021, the Company had cash of $366.6 million (March 31, 2021 - $21.2 million) and no balance outstanding on the Revolving Credit Facility, described in the section entitled “Capital Resources - Financial Position and Liquidity” included elsewhere in this MD&A (March 31, 2021 - $90.1 million).

Further, at the onset of the COVID-19 pandemic, slowdowns and disruptions in the operations of our customers led to a reduction in demand. In response, during the six month period ended September 30, 2020 the Company adjusted production to match demand and to control costs. For the three and six month periods ended September 30, 2021, production and shipment volumes improved, returning normal levels.

Management believes that the Company has sufficient resources to remain in compliance with its debt covenants and support the operations of the Company. However, future unanticipated disruptions in the Company’s business activities, and costs incurred by the Company in response to changing conditions and regulations could have a material adverse impact on our business, operating results and financial condition.

Overall Results

Net Income (Loss)

The Company’s net income for the three month period ended September 30, 2021 was $288.2 million compared to a net loss of $60.0 million for the three month period ended September 30, 2020, resulting in a $348.2 million increase of net income. This increase in net income was due primarily to an increase in steel revenue of $601.2 million, primarily a result of an increase in selling price of steel, offset, in part, by an associated increase in cost of steel revenue ($180.2 million) due to an increase in the purchase price of inputs including iron ore, scrap and alloys.

The Company’s net income for the six month period ended September 30, 2021 was $492.1 million compared to a net loss of $102.7 million for the six month period ended September 30, 2020, resulting in a $594.8 million increase of net income. This increase in net income was due primarily to an increase in steel revenue of $1,013.7 million, a result of an increase in selling price of steel and, to a lesser extent, increased shipment volume (28.4%), offset, in part, by an associated increase in cost of steel revenue ($324.1 million) due to an increase in the purchase price of inputs including iron ore, scrap and alloys.

Income (Loss) from Operations

The Company’s income from operations for the three month period ended September 30, 2021 was $402.1 million compared to a loss from operations of $24.7 million for the three month period ended September 30, 2020, an increase of $426.8 million, due primarily to the same reasons mentioned above for net income.

The Company’s income from operations for the six month period ended September 30, 2021 was $654.3 million compared to a loss from operations of $27.5 million for the six month period ended September 30, 2020, an increase of $681.8 million, due primarily to the same reasons mentioned above for net income.

As discussed above, the onset of the COVID-19 pandemic disrupted the operations of the Company’s customers, and reduced the demand for steel products. Accordingly, the Company slowed production during the six month period ended September 30, 2020, to match the reduced demand. However, production improved over the latter half of fiscal 2021 and throughout the six month period ended September 30, 2021, and has now returned to normal levels to match increased demand for steel products.

Adjusted EBITDA

The Company’s Adjusted EBITDA for the three month period ended September 30, 2021 was $430.6 million (September 30, 2020 – nil), with an Adjusted EBITDA margin of 42.6% (September 30, 2020 – nil), average net sales realization of $1,594 per ton (September 30, 2020 - $649 per ton) and costs of steel products sold of $857 per ton (September 30, 2020 - $626 per ton).

For the six month period ended September 30, 2021, the Company’s Adjusted EBITDA was $711.4 million (September 30, 2020 – $20.5 million), with an Adjusted EBITDA margin of 39.5% (September 30, 2020 – 2.8%), average net sales realization of $1,386 per ton (September 30, 2020 – $692 per ton) and costs of steel products sold of $775 per ton (September 30, 2020 – $647 per ton).

Steel Revenue and Cost of Sales

	July 1 to September 30				April to September 30
	change		FY 2022	FY 2021	change		FY 2022	FY 2021
tons
Steel Shipments	↑	13.8%	587,340	516,294	↑	28.4%	1,197,397	932,510
millions of dollars
Revenue			$1,010.2	$377.0			$1,799.3	$726.4
Less:
Freight included in revenue			(41.9)	(34.8)			(83.7)	(66.4)
Non-steel revenue			(31.8)	(6.9)			(56.2)	(14.3)

Steel revenue	↑	179.3%	$936.5	$335.3	↑	157.0%	$1,659.4	$645.7

Cost of steel revenue			$525.0	$348.2			$969.0	$648.9
Amortization included in cost of steel revenue			(22.0)	(23.4)			(42.6)	(42.5)
Carbon tax included in cost of steel revenue			0.5	(1.5)			1.1	(3.0)

Cost of steel products sold	↑	55.7%	$503.5	$323.3	↑	53.7%	$927.5	$603.4

dollars per ton
Revenue per ton of steel sold	↑	135.6%	$1,720	$730	↑	92.9%	$1,503	$779
Cost of steel revenue per ton of steel sold	↑	32.6%	$894	$674	↑	16.2%	$809	$696
Average net sales realization on steel sales (i)	↑	145.6%	$1,594	$649	↑	100.3%	$1,386	$692
Cost per ton of steel products sold	↑	36.9%	$857	$626	↑	19.8%	$775	$647

(i)	Represents Steel revenue (being Revenue less (a) Freight included in revenue and (b) Non-steel revenue) divided by the number of tons of Steel Shipments during the applicable period.

The Company’s NSR on steel sales (excluding freight) per ton shipped was $1,594 for the three month period ended September 30, 2021 (September 30, 2020 - $649), an increase of 145.6%. Steel revenue increased by 179.3% and steel shipment volumes increased by 13.8% during the three month period ended September 30, 2021, as compared to the three month period ended September 30, 2020. The overall increase in steel shipment volumes and steel revenue is due to increased steel prices and demand compared to the three month period ended September 30, 2020 when the impacts of the COVID-19 pandemic were more pronounced.

For the six month period ended September 30, 2021, the Company’s NSR on steel sales (excluding freight) per ton shipped was $1,386 for the six month period ended September 30, 2021 (September 30, 2020 - $692), an increase of 100.2%. Steel revenue increased by 157.0% and steel shipment volumes increased by 28.4% during the six month period ended September 30, 2021, as compared to the six month period ended September 30, 2020. The overall increase in steel shipment volumes and steel revenue is due to the same reasons described above.

For the three month period ended September 30, 2021, the Company’s cost of steel products sold increased by 55.7% to $503.5 million (September 30, 2020 - $323.3 million) due primarily to an increase in the purchase price of inputs (iron ore, scrap and alloys, with natural gas costs rising toward the latter part of the three month period ended September 30, 2021) and in part, due to employee profit sharing. Employee profit sharing expense has been calculated in accordance with the profit sharing agreement and the appropriate accrual has been made for the three month period ended September 30, 2021. For the three month period ended September 30, 2020, there were no employee profit sharing expenses.

For the six month period ended September 30, 2021, the Company’s cost of steel products sold increased by 53.7% to $927.5 million (September 30, 2020 – $603.4 million) due primarily to an increase in the purchase price of inputs, employee profit sharing as described above, and in part, due to an increase in steel shipments (28.4%). Employee profit sharing expense has been calculated in accordance with the profit sharing agreement and the appropriate accrual has been made for the six month period ended September 30, 2021. For the six month period ended September 30, 2020, there were no employee profit sharing expenses.

Further, the Government of Canada passed the Canada Emergency Wage Subsidy (“CEWS”) in response to the COVID-19 pandemic. For the three and six month periods ended September 30, 2021, the Company did not receive CEWS funding. For the three and six month periods ended September 30, 2020, the Company recorded a reduction of $20.8 million and $47.8 million, respectively, to the cost of steel products sold as a reduction to personnel costs, included therein, in connection with the CEWS program.

Non-steel Revenue and Cost of Sales

For the three month period ended September 30, 2021, the Company’s non-steel revenue was $31.8 million (September 30, 2020 - $6.9 million). The increase of $24.9 million was primarily due to the sale of royalty rights ($20.0 million) and increased sale of ore fines, mill scale and kish.

The Company’s non-steel revenue for the six month period ended September 30, 2021 was $56.2 million (September 30, 2020 – $14.3 million). The increase of $41.9 million was due, in part, to the reasons described above.

Administrative and Selling Expenses

	July 1 to September 30		April to September 30
millions of dollars	FY 2022	FY 2021	FY 2022	FY 2021
Personnel expenses	$18.5	$5.2	$36.2	$10.4
Professional, consulting, legal and other fees	8.3	4.9	14.7	9.8
Software licenses	1.2	0.5	2.6	1.5
Amortization of intangible assets and non-production assets	0.1	0.1	0.2	0.2
Other administrative and selling	1.3	1.2	2.4	2.5

	$29.4	$11.9	$56.1	$24.4

As illustrated in the table above, the Company’s administrative and selling expenses for the three month period ended September 30, 2021, were $29.4 million (September 30, 2020 - $11.9 million). The increase in administrative and selling expenses of $17.5 million is mainly due to increased personnel expenses ($13.3 million) largely associated with share-based compensation ($6.9 million), employee profit sharing ($4.6 million) and CEWS funding received during the three month period ended September 30, 2020 ($1.5 million). Further, professional, consulting, legal and other fees increased by $3.4 million mainly due to costs associated with cost reduction and efficiency projects.

For the six month period ended September 30, 2021, the Company’s administrative and selling expenses were $56.1 million (September 30, 2020 – $24.4 million). The increase in administrative and selling expenses of $31.7 million is mainly due to increased personnel expenses ($25.8 million) largely associated with share-based compensation ($15.4 million), employee profit sharing ($6.4 million) and CEWS funding received during the six month period ended September 30, 2020 ($3.9 million). Further, professional, consulting, legal and other fees increased by $4.9 million mainly due to the same reasons described above.

Profit sharing expense has been calculated in accordance with the profit sharing agreement and the appropriate accrual has been made for the three and six month periods ended September 30, 2021. For the three and six month periods ended September 30, 2020, there was no profit sharing expense.

For the three and six month periods ended September 30, 2021, the Company did not receive CEWS funding. For the three and six month periods ended September 30, 2020, the Company recorded, respectively, a $1.5 million and $3.9 million reduction in administration and selling expenses as a reduction to personnel costs, included therein, in connection with the CEWS program.

Finance Costs, Finance Income, Interest on Pension and Other Post-employment Benefit Obligations, and Foreign Exchange Gains and Losses

The Company’s finance costs represent interest cost on the Company’s debt facilities, including the Revolving Credit Facility, Secured Term Loan Facility and Algoma Docks Term Loan Facility, described in the section entitled “Capital Resources - Financial Position and Liquidity” included elsewhere in this MD&A. Finance cost also includes the amortization of transaction costs related to the Company’s debt facilities and the accretion of the benefits in respect of the Company’s governmental loan facilities in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below (Financial Resources and Liquidity - Cash Flow Used in Investing Activities) and the unwinding of discounts on the Company’s environmental liabilities.

	July 1 to September 30		April to September 30
millions of dollars	FY 2022	FY 2021	FY 2022	FY 2021
Interest on the following facilities
Revolving Credit Facility	$(0.4)	$1.0	$0.1	$2.4
Secured Term Loan Facility	9.7	11.1	19.1	23.1
Algoma Docks Term Loan Facility	1.0	1.2	2.0	2.6
Revolving Credit Facility fees	0.4	0.2	0.7	0.5
Unwinding of issuance costs of debt facilities and discounts on environmental liabilities, and accretion of governmental loan benefits	3.7	3.6	7.3	6.9
Other interest expense	0.3	0.3	0.6	0.7

	$14.7	$17.4	$29.8	$36.2

Finance cost as a percent of revenue	1.5%	4.6%	1.7%	5.0%

As illustrated in the table above, the Company’s finance costs for the three and six month periods ended September 30, 2021, were $14.7 million and $29.8 million, respectively compared to $17.4 million and $36.2 million for the three and six month periods ended September 30, 2020 resulting in a decrease of $2.7 million and $6.4 million, respectively. The decrease is primarily attributable to repayments of the Secured Term Loan Facility ($1.3 million and $4.1 million, respectively) and the Revolving Credit Facility ($1.4 million and $2.3 million, respectively). The Company’s finance cost as a percentage of revenue was lower by 3.1% at 1.5% for the three month period ended September 30, 2021 compared to 4.6% for the three month period ended September 30, 2020. The Company’s finance cost as a percentage of revenue was lower by 3.3% at 1.7% for the six month period ended September 30, 2021 compared to 5.0% for the six month period ended September 30, 2020. On April 1, 2020 and July 1, 2020, management elected to pay the interest due on the Secured Term Loan Facility in kind which resulted in a 1.0% interest premium and a corresponding increase in the principal amount ($11.3 million and $11.0 million, respectively). Interest on the Secured Term Loan Facility of $9.4 million and $9.7 million in April 2021 and July 2021 was paid in cash.

The Company’s finance income for the three and six month period ended September 30, 2021, was nil million compared to $0.2 million and $0.8 million, respectively, for the three and six month periods ended September 30, 2020, representing a decline of $0.2 million and $0.8 million due to interest income from tariff overpayments in the prior year.

The Company’s interest in pension and other post-employment benefit obligations for the three and six month periods ended September 30, 2021 was $2.9 million and $5.8 million, respectively, compared to $4.3 million and $8.6 million, respectively for the three and six month periods ended September 30, 2020, due to a decrease in discount rates at March 31, 2021 that was used to determine the 2022 fiscal year pension benefit expense.

The Company’s foreign exchange gain for the three month period ended September 30, 2021 was $14.0 million compared to a loss of $13.8 million for the three month period ended September 30, 2020. For the six month period ended September 30, 2021, the Company’s foreign exchange gain was $4.0 million compared to a loss of $31.2 million for the six month period ended September 30, 2020. These foreign exchange movements reflect the effect of US dollar exchange rate fluctuations on the Company’s Canadian dollar denominated monetary assets and liabilities.

Pension and Post-Employment Benefits

	July 1 to September 30		April to September 30
millions of dollars	FY 2022	FY 2021	FY 2022	FY 2021
Recognized in loss before income taxes:
Pension benefits expense	$6.1	$6.9	$12.2	$13.8
Post-employment benefits expense	2.8	3.2	5.8	6.4

	$8.9	$10.1	$18.0	$20.2

Recognized in other comprehensive income (loss) (pre-tax):
Pension benefits (gain) loss	$(52.5)	$14.8	$(72.5)	$93.1
Post-employment benefits loss	0.5	5.2	7.6	58.9

	$(52.0)	$20.0	$(64.9)	$152.0

	$(43.1)	$30.1	$(46.9)	$172.2

As illustrated in the table above, for the three month periods ended September 30, 2021 and September 30, 2020, the Company’s pension expense and post-employment benefit expense decreased by $0.8 million and $0.4 million, respectively, primarily due to an increase in beginning-of-year discount rates.

For the six month periods ended September 30, 2021 and September 30, 2020, the Company’s pension expense and post-employment benefit expense decreased by $1.6 million and $0.6 million, respectively, primarily due to an increase in beginning-of-year discount rates.

As disclosed in Note 3 to the March 31, 2021 audited consolidated financial statements, all actuarial gains and losses that arise in calculating the present value of the defined benefit pension obligation net of assets and the defined benefit obligation in respect of other post-employment benefits, including the re-measurement components, are recognized immediately in other comprehensive income (loss). In accordance with IFRS, the Company makes an assessment at each reporting period-end as to whether the accrued pension liability and the accrued other post-employment benefit obligation have been significantly impacted by changes in market discount rates, curtailments, settlements, actual returns on defined benefit pension plan assets or other one-off events.

For the three month period ended September 30, 2021, the Company recorded an actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive loss of $52.0 million (September 30, 2020 – actuarial determined loss of $20.0 million), a difference of $72.0 million, due primarily to a decrease in discount rates as at September 30, 2020 (down approximately 10 basis points from June 30, 2020). The loss as at September 30, 2020 was then offset by an asset return of 2.57%. The September 30, 2020 other comprehensive income (“OCI”) adjustments are compared to the September 30, 2021 OCI adjustments which experienced an increase in discount rates as at September 30, 2021 (up approximately 16 basis points from June 30, 2021) coupled by an asset return of 1.83%.

For the six month period ended September 30, 2021, the Company recorded an actuarially determined gain to the accrued defined pension liability and accrued other post-employment benefit obligation in other comprehensive loss of $64.9 million (September 30, 2020 – $152.0), a difference of $216.9 million, due primarily to a steep decrease in discount rates as at September 30, 2020 (down approximately 139 basis points from March 31, 2020). The loss as at September 30, 2020 was then offset by an asset return of 17.84%. The gain at September 30, 2021 was due primarily to a year-to-date asset return of 7.18% offset by a loss due to a slight decrease in discount rates (down approximately 2 basis points from March 31, 2021). These adjustments are required by IFRS when the accrued liability is significantly impacted by changes in market discount rates, curtailments, settlements, actual returns on defined benefit pension plan assets or other one-off events.

Carbon Taxes

On June 28, 2019, the Company became subject to the Federal Greenhouse Gas Pollution Pricing Act (the “Carbon Tax Act”). The Carbon Tax Act was enacted with retroactive effect to January 1, 2019. The Company has chosen to remove the costs associated with the Carbon Tax Act from Adjusted EBITDA to facilitate comparison with the results of its competitors in jurisdictions not subject to the Carbon Tax Act. For the three month period ended September 30, 2021, total Carbon Tax recognized in cost of sales was a recovery of $0.5 million, compared to expense of $1.5 million in the three month period ended September 30, 2020. For the six month period ended September 30, 2021, total Carbon tax recognized in cost of sales was a recovery of $1.1 million compared to expense of $3.0 million for the six month period ended September 30, 2020. The decrease in Carbon tax is mainly due to a true-up of the distribution of the costs between the Company and other emitters. Carbon tax is primarily a function of the volume of our production, increasing as production increases.

Income Taxes

The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that it is no longer probable that sufficient taxable profits will be available to allow all or part of the asset to be recovered. Management assesses the available positive and negative evidence to estimate whether sufficient future taxable income will be generated to permit use of the existing deferred tax assets. A significant piece of objective evidence has been the cumulative loss the Company has incurred over the first two years of its operations. However, over the past six months, operations have provided evidence that there is sufficient taxable income to permit use of the existing deferred tax assets. As such, the Company has reflected a deferred tax liability of $74.6 million, net of a deferred tax asset ($23.2 million) at September 30, 2021 (March 31, 2020 – nil).

For the three and six month periods ended September 30, 2021, the Company’s deferred income tax expense was $78.3 million and $95.7 million, respectively, with nil for the comparative periods ended September 30, 2020, due to net income before tax of $392.2 million compared to net loss of $60.0 million for the three month period ended September 30, 2020 and net income before tax of $613.5 million compared to net loss of $102.7 million for the six month period ended September 30, 2020.

For the three and six month periods ended September 30, 2021, the Company’s current income tax expense was $25.7 million compared to nil for the comparative periods ended September 30, 2020 due to net income before tax of $392.2 million compared to net loss of $60.0 million for the three month period ended September 30, 2020 and net income before tax of $613.5 million compared to net loss of $102.7 million for the six month period ended September 30, 2020.

As of June 30, 2021, the Company had non-capital tax losses available of $306.5 million, $109.6 million of which expire in 2038, $111.5 million of which expire in 2039 and $85.4 million of which expire in 2040. For the three month period ended September 30, 2021, the Company has fully utilized the non-capital tax losses.

Adjusted EBITDA

The following table shows the reconciliation of Adjusted EBITDA and to net income for the periods indicated:

	July 1 to September 30		April to September 30
millions of dollars	FY 2022	FY 2021	FY 2022	FY 2021
Net income (loss)	$288.2	$(60.0)	$492.1	$(102.7)
Amortization of property, plant and equipment and amortization of intangible assets	22.1	23.5	42.8	42.7
Finance costs	14.7	17.4	29.8	36.2
Interest on pension and other post-employment benefit obligations	2.9	4.3	5.8	8.6
Income taxes	104.0	—	121.4	—
Foreign exchange loss (gain)	(14.0)	13.8	(4.0)	31.2
Finance income	—	(0.2)	—	(0.8)
Inventory write-downs (amortization on property, plant and equipment in inventory)	—	(0.3)	—	2.3
Carbon tax	(0.5)	1.5	(1.1)	3.0
Share based compensation	6.9	—	15.4	—
Transaction costs	6.3	—	9.2	—

Adjusted EBITDA	$430.6	$0.0	$711.4	$20.5

Net Income (Loss) Margin	28.5%	-15.9%	27.4%	-14.1%

Net Income (Loss) / ton	$490.62	$(116.21)	$410.99	$(110.13)

Adjusted EBITDA Margin	42.6%	0.0%	39.5%	2.8%

Adjusted EBITDA / ton	$733.14	$0.00	$594.12	$21.98

(i)	See “Non-IFRS Measures” for information regarding the limitations of using Adjusted EBITDA.
(ii)	Adjusted EBITDA Margin is Adjusted EBITDA as a percentage of revenue.

Adjusted EBITDA for the three month period ended September 30, 2021 was $430.6 million, compared to nil for the three month period ended September 30, 2020, resulting in an increase of $430.6 million. The Adjusted EBITDA margin for the three month periods ended September 30, 2021 and September 30, 2020 was 42.6% and 0.0%, respectively. The Adjusted EBITDA per ton for the three month period ended September 30, 2021 was $733.14 and was nil for the three month period ended September 30, 2020.

Adjusted EBITDA for the six month period ended September 30, 2021 was $711.4 million, compared to $20.5 million for the six month period ended September 30, 2020, resulting in an increase of $690.9 million. The Adjusted EBITDA margin for the six month periods ended September 30, 2021 and September 30, 2020 was 39.5% and 2.8%, respectively. The Adjusted EBITDA per ton for the six month period ended September 30, 2021 was $594.21 and $21.98 for the six month period ended September 30, 2020.

The increase in Adjusted EBITDA and improvement in Adjusted EBITDA margin for the three and six month periods ended September 30, 2021 compared to the three and six month periods ended September 30, 2020 was due primarily to increases in selling prices and, to a lesser extent, an increase in demand for steel products.

Financial Resources and Liquidity

Summary of Cash Flows

	July 1 to September 30		April to September 30
millions of dollars	FY 2022	FY 2021	FY 2022	FY 2021
Operating Activities:
Cash generated by (used in) operating activities before changes in non-cash working capital and environmental liabilities paid	$396.9	$(7.5)	$660.3	$7.0
Net change in non-cash working capital	(15.8)	(48.0)	(157.6)	(82.9)
Environmental liabilities paid	(1.0)	(0.2)	(1.5)	(0.5)

Cash generated by (used in) operating activities	$380.1	$(55.7)	$501.2	$(76.4)

Investing activities
Acquisition of property, plant and equipment	$(24.9)	$(18.8)	$(44.0)	$(30.8)
Acquisition of intangible assets	(0.2)	—	(0.2)	—
Issuance of parent company promissory note	—	(1.1)	—	(1.1)

Cash used in investing activities	$(25.1)	$(19.9)	$(44.2)	$(31.9)

Financing activities
Bank indebtedness, net	$—	$(111.0)	$(86.9)	$(120.0)
Repayment of Secured Term Loan Facility	(0.9)	(1.0)	(1.8)	(2.0)
Repayment of Algoma Docks Term Loan Facility	(2.7)	(2.2)	(5.2)	(4.1)
Government loans issued, net of benefit	—	1.1	—	6.2
Interest paid	(10.7)	(1.2)	(21.4)	(2.9)
Interest cost of right-of-use assets	—	(0.2)	—	(0.3)
Other	—	(0.2)	—	(0.1)

Cash used financing activities	$(14.3)	$(114.7)	$(115.3)	$(123.2)

Effect of exchange rate changes on cash	$4.0	$(1.6)	$3.7	$(10.6)

Change in cash and equivalents during the period	$344.7	$(191.9)	$345.4	$(242.1)

As illustrated in the table above, the generation of cash for the three month period ended September 30, 2021 was $344.7 million, compared to the use of cash of $191.9 million for the three month period ended September 30, 2020. The increase in the generation of cash for the three month period ended September 30, 2021, as compared to the three month period ended September 30, 2020, was $536.6 million, and is primarily the result of the $435.8 million increase in cash generated by operating activities, a result of an increase in net income (net income of $288.2 for the three month period ended September 30, 2021 compared net loss of $60.0 million for the three month period ended September 30, 2020), for reasons described above.

As illustrated in the table above, the generation of cash for the six month period ended September 30, 2021 was $345.4 million, compared to the use of cash of $242.1 million for the six month period ended September 30, 2020. The increase in the generation of cash for the six month period ended September 30, 2021, as compared to the six month period ended September 30, 2020, was $587.5 million, and is primarily the result of the $577.6 million increase in cash generated by operating activities, a result of an increase in net income (net income of $492.1 million for the six month period ended September 30, 2021 compared net loss of $102.7 million for the six month period ended September 30, 2020), for reasons described above.

Cash Flow Generated by (Used In) Operating Activities

For the three and six month periods ended September 30, 2021, the cash generated by operating activities was $380.1 million and $501.2 million, respectively (September 30, 2020 – use of cash - $55.7 million and $76.4 million, respectively). The increase in cash generated from operating activities for the three and six month periods ended September 30, 2021 was primarily due to higher NSR.

The following table shows changes in the Company’s non-cash working capital for the periods indicated:

	July 1 to September 30		April to September 30
millions of dollars	FY 2022	FY 2021	FY 2022	FY 2021
Accounts receivable	$(102.2)	$(43.3)	$(164.1)	$22.6
Inventories	(3.8)	(11.3)	(62.8)	(77.3)
Prepaid expenses, deposits and other current assets	11.6	4.9	(33.7)	(6.0)
Accounts payable and accrued liabilities	69.0	(15.1)	99.0	(50.3)
Taxes payable and accrued taxes	21.4	5.8	14.4	5.8
Derivative financial instruments (net)	(11.8)	—	(10.4)	—
Secured term loan interest payments in kind	—	11.0	—	22.3

Total	$(15.8)	$(48.0)	$(157.6)	$(82.9)

As illustrated in the table above, the Company’s use of cash due to changes in non-cash working capital during the three month period ended September 30, 2021, was $15.8 million (September 30, 2020 – $48.0 million), representing a net change of $32.2 million. The increase in the net change in working capital was due to an increase in accounts payable and accrued liabilities ($84.1 million) due primarily to an increase in accounts payable, wages, profit sharing and accrued vacation payable and share-based compensation payable. This was offset, in part, by an increase in accounts receivable ($58.9 million) driven by increased steel revenue ($601.2 million) and improved NSR (increased by 145.6%).

As illustrated in the table above, the Company’s use of cash due to changes in non-cash working capital during the six month period ended September 30, 2021, was $157.6 million (September 30, 2020 – $82.9 million), representing a net change of $74.7 million. The decrease in the net change in working capital was due to an increase in accounts receivable ($186.7 million) driven by increased steel revenue ($1,013.7 million) and improved NSR (increased by 100.2%). This was offset, in part, by an increase in accounts payable and accrued liabilities ($149.3 million) primarily due to reasons described above.

Cash Flow Used In Investing Activities

For the three and six month periods ended September 30, 2021, cash used in investing activities was $25.1 million and $44.2 million, respectively (September 30, 2020 – $19.9 million and $31.9 million, respectively).

Expenditures for the acquisition of property, plant and equipment for the three month periods ended September 30, 2021 and September 30, 2020 were $25.9 million and $20.2 million, respectively. In addition, the Company recorded benefits of $1.0 million (September 30, 2020 - $1.4 million) in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below. The acquisition, net of benefits, for the three month period ended September 30, 2021 was $24.9 million (September 30, 2020 - $18.8 million).

Expenditures for the acquisition of property, plant and equipment for the six month periods ended September 30, 2021 and September 30, 2020 were $46.3 million and $38.8 million, respectively. In addition, the Company recorded benefits of $2.3 million (September 30, 2020 - $8.0 million) in respect of the interest free loan issued by, and the grant given by the Canadian federal government as well as the low interest rate loan issued from the Ontario provincial government, all of which are discussed below. The acquisition, net of benefits, for the three month period ended September 30, 2021 was $44.0 million (September 30, 2020 - $30.8 million).

Cash Flow Used In Financing Activities

For the three month period ended September 30, 2021, cash used in financing activities was $14.3 million (September 30, 2020 – $114.7 million). The Company made repayments of its Revolving Credit Facility totaling $1.1 million and drew down $1.1 million (September 30, 2020 – repaid $111.0 million). The Company made repayments on its Secured Term Loan of $0.9 million (September 30, 2020 - $1.0 million) and its Algoma Docks Term Loan Facility of $2.7 million (September 30, 2020 – $2.2 million). In addition, during the three month period ended September 30, 2021, the Company paid interest of $10.7 million (September 30, 2020 – $1.2 million).

For the six month period ended September 30, 2021, cash used in financing activities was $115.3 million (September 30, 2020 – $123.2 million). The Company made repayments of its Revolving Credit Facility totaling $104.2 million and drew down $17.3 million (September 30, 2020 – repaid $120.0 million). The Company made repayments on its Secured Term Loan of $1.8 million (September 30, 2020 - $2.0 million) and its Algoma Docks Term Loan Facility of $5.2 million (September 30, 2020 – $4.1 million). In addition, during the six month period ended September 30, 2021, the Company paid interest of $21.4 million (September 30, 2020 – $2.9 million).

Capital Resources - Financial Position and Liquidity

As at September 30, 2021, the Company had cash of $366.6 million (March 31, 2021 - $21.2 million), and had unused availability under its Revolving Credit Facility of $292.2 million (US$229.3 million) after taking into account $26.4 million (US$20.7 million) of outstanding letters of credit and borrowing base reserves. At March 31, 2021, the Company had drawn $90.1 million (US$71.7 million), and there was $200.8 (US$156.5 million) of unused availability after taking into account $27.4 million (US$21.8 million) of outstanding letters of credit and borrowing base reserves.

On November 30, 2018, the Company secured the following debt financing:

•	$250.0 million in the form of a traditional asset-based revolving credit facility, with a maturity date of November 30, 2023;

•	$285.0 million in the form of a Secured Term Loan Facility with a maturity date of November 30, 2025;

•	$73.0 million in the form of a term loan facility with a maturity date of May 30, 2025;

•

a $60.0 million interest free loan from the Federal Economic Development Agency, through the Advanced Manufacturing Fund (the “Federal AMF Loan”). The Company will repay the loan in equal monthly installments beginning on April 1, 2022 with the final installment payable on March 1, 2028.; and

•

a $60.0 million low interest loan from the Ministry of Energy, Northern Development and Mines (the “Provincial MENDM Loan”). The Company will repay the loan in monthly blended payments of principal and interest beginning on December 31, 2024 and ending on November 30, 2028.

On March 29, 2019, the Company secured an agreement with the Minister of Industry whereby the Company will receive $15.0 million in the form of a grant and $15.0 million in the form of an interest free loan through the Federal Strategic Innovation Fund (the “Federal SIF”). The Company will repay the interest free loan portion of this funding in equal annual payments beginning on April 30, 2024 and ending on April 30, 2031.

The Revolving Credit Facility, the Secured Term Loan Facility, the Federal AMF Loan, the Provincial MENDM Loan and the Federal SIF Agreement are expected to service, the Company’s principal liquidity needs (to finance working capital, fund capital expenditures and for other general corporate purposes) until the maturity of these facilities.

The Revolving Credit Facility is governed by a conventional borrowing base calculation comprised of eligible accounts receivable plus eligible inventory plus cash. At March 31, 2021, the Company had drawn $90.1 million (US$71.7 million), and there was $200.8 million (US$156.5 million) of unused availability after taking into account $27.4 million (US$21.8 million) of outstanding letters of credit. The Company is required to maintain a calculated borrowing base. Any shortfall in the borrowing base will trigger a mandatory loan repayment in the amount of the shortfall, subject to certain cure rights including the deposit of cash into an account controlled by the agent. As at September 30, 2021, the Company was in compliance with these requirements.

The Company anticipates making, on average, approximately $50-$60 million of capital expenditures relating to annual maintenance projects. Furthermore, supported by its agreements with the federal and provincial governments and using the cash expected to be received upon consummation of the Merger, the Company anticipates making significant capital expenditures relating to its modernization and expansion program over the next five years, including the potential for substantial investment in EAF steelmaking.

Further to the capital sources described above, on July 5, 2021, the Company announced that the Government of Canada had, subject to final documentation, committed up to $420 million in financial support for the Company’s proposed EAF transformation. The $420 million of financial support consists of (i) the Federal Strategic Innovation Fund Funding, a loan of up to $200 million from the Innovation Science and Economic Development Canada’s Strategic Innovation Fund and (ii) the Canada Infrastructure Bank Funding (the “CIB Funding”), a loan of up to $220 million. It is currently expected that the CIB Funding will be a low-interest loan on commercial terms. Annual repayment of the SIF Funding will be scalable based on Algoma’s GHG performance. The CIB Funding is subject to, and contingent on, the negotiation of definitive documentation. On September 20, 2021, the Company, Algoma Steel Inc. and the Government of Canada entered into an agreement with respect to the SIF Funding. The Company’s rights and obligations under the agreement with respect to the SIF Funding, including the availability of borrowings thereunder, are subject to and contingent on the Company demonstrating its ability to fully fund the EAF transformation, the remainder of which is expected to be funded by the CIB Funding, if available, as well as by the Merger and the PIPE Investment.

The above capital sources and future cash flows from operating activities avail the Company of substantial financial resources to complete its proposed expansion plans. The Company’s business generates significant cash flow and the Company does not anticipate any issues with generating sufficient cash and cash equivalents, both in the short term and the long term, when combined with the cash that is to be available as a result of the Merger and the PIPE Investment and under the SIF Funding and the CIB Funding, to meet its planned growth or to fund development activities.

Contractual Obligations and Off Balance Sheet Arrangements

The following table presents, at September 30, 2021, the Company’s obligations and commitments to make future payments under contracts and contingent commitments. The following figures assume that the September 30, 2021, Canadian/US dollar exchange rate of US$1.00 = $0.7849 remains constant throughout the periods indicated.

millions of dollars	Total	Less than 1 year	Year 2	Years 3-5	More than 5 years
Long-term debt	$456.8	$16.2	$17.4	$423.2	$—
Long-term governmental loans	135.0	5.0	10.0	64.4	55.6
Purchase obligations	573.1	275.0	132.5	132.5	33.1
Environmental liabilities	80.7	3.2	5.1	13.6	58.8
Lease obligations	5.6	2.5	2.4	0.7	—

Total	$1,251.2	$301.9	$167.4	$634.4	$147.5

Purchase obligations, which represent the Company’s most significant contractual obligations across the periods indicated above, are comprised of contracts to purchase the raw materials required to manufacture the Company’s products and therefore contribute directly to the Company’s ability to generate revenue. The Company enters into such contracts on an ongoing basis based on its production requirements to secure favorable raw material pricing and consistency of supply. The majority of the Company’s purchase obligations mature in less than one year and are contracted based on the Company’s anticipated production, and the revenue generated from such production is applied to satisfy such purchase obligations.

Off balance sheet arrangements include letters of credit, and operating lease obligations as disclosed above. At September 30, 2021, the Company had $26.4 million (US$20.7 million) (March 31, 2021 - $27.4 million (US$21.8 million)) of outstanding letters of credit.

As discussed above, the Company maintains defined benefit pension plans and other post-employment benefit plans. At September 30, 2021, the Company’s net obligation in respect of its defined benefit pension plans was $96.1 million (March 31, 2021 - $170.1 million) and the Company’s obligation in respect of its other post-employment benefits plans was $305.9 million (March 31, 2021 – $297.8 million).

The Company’s obligations, commitments and future payments under contract are expected to be financed through cash flow from operations and funds from the Company’s Revolving Credit Facility. Any default in the Company’s ability to meet such commitments and future payments could have a material and adverse effect on the Company.

Related Party Transactions

The Company entered into a promissory note with its shareholder, Algoma Steel Parent S.C.A. during the year ended March 31, 2020 in the amount of $1.3 million (US $0.9 million) to pay reasonable expenses, liabilities and other obligations. During the year ended March 31, 2021, the Company further advanced $1.1 million (US $0.8 million) to its shareholder for the same purpose. For the three and six month period ended September 30, 2021, there were no advances to the Company’s shareholder. The promissory note receivable was initially measured at fair value and subsequently remeasured at amortized cost. At September 30, 2021, the balance of the parent company promissory note receivable was $2.2 million (US $1.7 million) (March 31, 2021 - $2.2 million (US $1.7 million).

Except for the promissory note receivable described per above, there are no other ongoing contractual or other commitments with the Company’s shareholder.

Financial Instruments

The Company’s financial assets and liabilities (financial instruments) include cash, restricted cash, accounts receivable, margin payments, parent company promissory note receivable, derivative financial instruments, bank indebtedness, accounts payable and accrued liabilities, long-term debt and long-term governmental loans.

Financial assets and financial liabilities, including derivatives, are recognized when the Company becomes a party to the contractual provisions of the financial instrument or non-financial derivative contract. Financial instruments are disclosed in Note 25 to the September 30, 2021 condensed interim consolidated financial statements.

Critical Accounting Estimates

As disclosed in Note 4 of the March 31, 2021 audited consolidated financial statements, the preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the dates of the financial statements and the reported amounts of revenue and expenses during the years.

Significant items subject to such estimates and assumptions include the going concern assessment, allowance for doubtful accounts, carrying amount and useful life of property, plant and equipment and intangible assets, defined benefit retirement plans and income tax expense and scientific research and development investment tax credits. Actual results could differ from those estimates.

Going Concern Assessment

The Company continually monitors its ability to continue on a going concern basis. The Company assesses whether there are any indications that an impairment loss may have occurred. In doing so, the Company makes judgements, based on an internally generated short-term cash flow forecast, in concluding that there are no material uncertainties related to events or conditions that cast substantial doubt upon the Company’s ability to continue as a going concern. Judgements and estimates are made in forming assumptions of future activities, future cash flows and timing of those cash flows. Significant assumptions used in preparing the short-term cash flow forecast include, but are not limited to, short-term commodity prices, production volumes, reserves, operating costs, financing costs and development capital. Changes to these assumptions could affect the estimate of the Company’s available liquidity and conclusion as to whether there are material uncertainties related to events or conditions that cast substantial doubt upon the Company’s ability to continue as a going concern.

Allowance for doubtful accounts

Management analyzes accounts receivable to determine the allowance for doubtful accounts by assessing the collectability of receivables owing from each individual customer. This assessment takes into consideration certain factors including the age of outstanding receivable, customer operating performance, historical payment patterns and current collection efforts, relevant forward looking information and the Company’s security interests, if any.

Useful lives of property, plant and equipment and intangible assets

The Company reviews the estimated useful lives of property, plant and equipment and intangible assets at the end of each annual reporting period, and whenever events or circumstances indicate a change in useful life. Estimated useful lives of items of property, plant and equipment and intangible assets are based on a best estimate and the actual useful lives may be different. The useful life of property, plant and equipment and intangible assets affects the amount of amortization and the net book value disclosed in the Company’s financial statements.

Impairment of property, plant and equipment and intangible assets

Any accounting estimate related to impairment of property, plant and equipment and intangible assets require the Company to make assumptions about future cash flows and discount rates. Further, determining whether property, plant and equipment and intangible assets are impaired requires the Company to determine the recoverable amount of the cash generated unit (“CGU”) to which the asset is allocated. To determine the recoverable amount of the CGU, management is required to estimate its fair value. To calculate the value of the CGU in use, management determines expected future cash flows, which involves, among other items, realization rates on future steel output, costs and volume of production, growth rate, and the estimated selling costs, using an appropriate weighted average cost of capital. Assumptions about future cash flows require significant judgement because actual operating levels have fluctuated in the past and are expected to do so in the future.

Defined Benefit Retirement Plans

The determination of employee benefit expense and obligations requires the use of assumptions such as the discount rate applied to determine the present value of all future cash flows expected in the plan. Since the determination of the cost and obligations associated with employee future benefits requires the use of various assumptions, there is measurement uncertainty inherent in the actuarial valuation process. Actual results could differ from estimated results which are based on assumptions.

Taxation

The Company computes an income tax provision in each of the jurisdictions in which it operates. Actual amounts of income tax expense and scientific research and experimental development investment tax credits only become final upon filing and acceptance of the returns by the relevant authorities, which occur subsequent to the issuance of the consolidated financial statements.

Additionally, the estimation of income taxes includes evaluating the recoverability of deferred income tax assets based on an assessment of the ability to use the underlying future tax deductions before they expire against future taxable income. The assessment is based upon existing tax laws and estimates of future taxable income. To the extent estimates differ from the final tax return, (loss) income would be affected in a subsequent period. The Company will file tax returns that may contain interpretations of tax law and estimates. Positions taken and estimates utilized by the Company may be challenged by the relevant tax authorities. Rulings that alter tax returns filed may require adjustment in the future.

Selected Quarterly Information

(millions of dollars, except where otherwise noted)	2022		2021				2020
As at and for the three months ended[1]	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3

Financial results
Total revenue	$1,010.2	$789.1	$638.5	$430.0	$377.0	$349.4	$502.2	$453.3
Steel products	936.5	722.9	585.6	383.8	335.3	310.4	441.7	402.0
Non-steel products	31.8	24.4	5.6	9.5	6.9	7.4	8.8	10.9
Freight	41.9	41.8	47.3	36.7	34.8	31.6	51.7	40.4
Cost of sales	578.7	510.2	476.0	432.2	389.8	339.7	499.3	511.7
Administrative and selling expenses	29.4	26.7	32.5	15.5	11.9	12.5	13.7	13.5
Income (loss) from operations	402.1	252.2	130.0	(17.7)	(24.7)	(2.8)	(10.8)	(71.9)
Net income (loss)	288.2	203.6	100.1	(73.5)	(60.0)	(42.7)	19.4	(124.1)
Adjusted EBITDA (loss)	$430.6	$280.8	$156.8	$11.7	$0	$20.5	$11.8	$(36.6)
Per common share (diluted)[3]
Net income (loss)	$4.02	$2.84	$1.40	$(1.02)	$(0.84)	$(0.59)	$0.27	$(1.73)
Financial position
Total assets	$2,185.7	$1,697.2	$1,553.9	$1,541.9	$1,554.4	$1,731.6	$1,829.7	$1,605.4
Total non-current liabilities	1,038.8	1,002.5	1,031.5	1,184.7	1,236.2	1,220.1	1,094.5	1,118.6
Operating results
Average NSR per nt2	$1,594	$1,185	$942	$701	$649	$746	$712	$671
Adjusted EBITDA per nt2	733.1	460.3	252.0	21.4	0.0	49.2	19.0	(61.1)
Shipping volume (in thousands of nt)
Sheet	514	541	543	470	444	336	529	524
Plate	73	69	79	78	72	80	91	75

[1]	Period end date refers to the following: “Q4” - March 31, “Q3” - December 31, “Q2” - September 30 and “Q1” - June 30.
[2]	The definition and reconciliation of these non-IFRS measures are included in the “Non-IFRS Financial Measures” section of this MD&A.
[3]

Pursuant to the Merger Agreement with Legato as described in the “Subsequent Events” section of this MD&A, the Company effected a reserve stock split retroactively, such that each outstanding common share became such number of common shares, each valued at $10.00 per share, as determined by the conversion factor of 71.76775% (as defined in the Merger Agreement), with such common shares subsequently distributed to the equity holders of the Company’s ultimate parent company.

Trend Analysis

The Company’s financial performance for the second quarter of fiscal year end 2022 (“Q2 2022”) improved over the first quarter of fiscal year end 2022 (“Q1 2022”), primarily due to increased steel revenue, mainly a result of higher average steel selling prices. The following discussion reflects the Company’s trend analysis in chronological order:

Revenue:

•

decreased $52.5 million or 10% from $505.8 million in the second quarter of fiscal year end 2020 (“Q2 2020”) to $453.3 million in Q3 2020 due primarily to decreased steel revenue, a result of lower selling prices of steel as average NSR per net ton (“nt”) decreased by $88 from $759 per nt in Q2 2020 to $671 per nt in Q3 2020.

•

increased $48.9 million or 11% from $453.3 million in the third quarter of fiscal year end 2020 (“Q3 2020”) to $502.2 million in the fourth quarter of fiscal year end 2020 (“Q4 2020”), a result of increased steel revenue due to higher selling prices of steel as average NSR per nt increased by $41.0 from $671 per nt in Q3 2020 to $712 per nt in Q4 2020. Further, steel shipments increased by 21 thousand nt or 4% from 599 thousand nt in Q3 2020 to 620 thousand nt in Q4 2020.

•

decreased $152.8 million or 30% from $502.2 million in Q4 2020 to $349.4 million in the first quarter of fiscal year end 2021 (“Q1 2021”), a result of decreased steel revenue due to lower steel shipments, represented by a decline of 204 thousand nt or 33% from 620 thousand nt in Q4 2020 to 416 thousand nt in Q1 2021.

•

increased $27.6 million or 8% from $349.4 million in Q1 2021 to $377.0 million in the second quarter of fiscal year end 2021 (“Q2 2021”), a result of increased steel revenue due primarily to higher steel shipments, represented by an increase of 100 thousand nt or 24% from 416 thousand nt in Q1 2021 to 516 thousand nt in Q2 2021.

•

increased $53.0 million or 14% from $377.0 million in Q2 2021 to $430.0 million in the third quarter of fiscal year end 2021 (“Q3 2021”), a result of increased steel revenue due to higher selling prices of steel as average NSR per nt increased by $51.3 from $649 per nt in Q2 2021 to $701 per nt in Q3 2021. Further, steel shipments increased by 31 thousand nt or 6% from 516 thousand nt in Q2 2021 to 547 thousand nt in Q3 2021.

•

increased $208.5 million or 48% from $430.0 million in Q3 2021 to $638.5 million in the fourth quarter of fiscal year end 2021 (“Q4 2021”), a result of increased steel revenue due to higher selling prices of steel as average NSR per nt increased by $241 from $701 per nt in Q3 2021 to $942 per nt in Q4 2021. Further, steel shipments increased by 75 thousand nt or 14% from 547 thousand nt in Q3 2021 to 622 thousand nt in Q4 2021.

•

increased $150.6 million or 24% from $638.5 million in Q4 2021 to $789.1 million in Q1 2022, a result of increased steel revenue due to higher selling price of steel as average NSR per nt increased by $243.3 from $942 per nt in Q4 2021 to $1,185 per nt in Q1 2022.

•

increased $221.1 million or 28% from $789.1 million in Q1 2022 to $1,010.2 million in Q2 2022, a result of increased steel revenue due to higher selling price of steel as average NSR per nt increased by $409.5 from $1,185 per nt in Q1 2022 to $1,594 per nt in Q2 2022.

Net income (loss):

•

of ($124.1) million in Q3 2020 decreased compared to ($19.4) million in Q2 2020 due primarily to decrease in revenue of $52.5 million, a result of lower selling prices of steel, increased foreign exchange loss in Q3 2020 of ($12.7) million compared to $7.9 million gain in Q2 2020 and higher cost of sales of $6.0 million.

•

of $19.4 million in Q4 2020 increased compared to ($124.1) million in Q3 2020 due primarily to an increase in revenue of $48.9 million, a result of higher selling price of steel and increased foreign exchange gain in Q4 2020 of $50.2 million compared to foreign exchange loss in Q3 2020 of ($12.7) million.

•

of ($42.7) million in Q1 2021 decreased compared to $19.4 million in Q4 2020 primarily due to decrease in revenue of $152.8 million, a result of lower steel shipments, offset, in part by decrease in cost of sales ($159.6 million)

•

of ($60.0) million in Q2 2021 decreased compared to ($42.7) million in Q1 2021 due to the increase in cost of sales of $50.1 million, offset, in part by an increase in revenue of $27.6 million, primarily a result of higher steel shipments.

•

of ($73.5) million in Q3 2021 decreased compared to ($60.0) million in Q2 2021 due an increase in cost of sales of $42.4 million, offset, in part by increase revenue of $53.0 million due primarily to higher selling price of steel.

•

of $100.1 million in Q4 2021 increased compared to ($73.5) million in Q3 2021 mainly to due higher revenue of $208.5 million, a result of higher selling prices of steel and increased steel shipments and proportionately lower increase in cost of sales of $43.8 million.

•

of $203.6 million in Q1 2022 increased compared to $100.1 million in Q4 2021 due primarily to higher revenue (increased by $150.6 million), a result of higher selling prices of steel, proportionately lower increase in cost of sales of $34.2 million and lower administrative and selling expenses (decreased by $5.8 million).

•

of $288.2 million in Q2 2022 increased compared to $203.6 million in Q1 2022 primarily due to higher revenue of $221.1 million, a result of higher selling prices of steel with a proportionately lower increase in cost of sales of $68.5 million.